March 20, 2019

Julie McPherson
General Counsel
Amcor plc
83 Tower Road North
Warmley, Bristol BS30 8XP
United Kingdom

       Re: Amcor plc
           Registration Statement on Form S-4
           Filed March 12, 2019
           File No. 333-230217

Dear Ms. McPherson:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed March 12, 2019

Item 21. Exhibits and Financial Statement Schedules
Exhibit 23.2 Consent of PricewaterhouseCoopers LLP as auditors for the financial statement of
Bemis Company, Inc., page II-2

1. Please request PricewaterhouseCoopers LLP to provide their consent for the incorporation by reference of their report dated February 15, 2019 related to the financial statements, financial statement schedule and effectiveness of internal control over financial reporting, which appears in Bemis Company's Inc. Annual Report of Form 10-K for the year ended
       December 31, 2018.
 Julie McPherson
Amcor plc
March 20, 2019
Page 2
General

2. We note your response to comment 3 of our prior letter. For each person who will serve as an executive officer or director of the combined company, please include the information required by Item 18(a)(7) of Form S-4.
3. We note your response to comment one of our prior letter. Please update your disclosures on page 236.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracey McKoy (Staff Accountant) at (202) 551-3772 or Jeanne Baker
(Assistant Chief Accountant) at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at
(202) 551-3345 or Asia Timmons-Pierce (Special Counsel) at (202) 551-3754 with any other questions.



                                                           Sincerely,

FirstName LastNameJulie McPherson                          Division of
Corporation Finance
                                                           Office of
Manufacturing and
Comapany NameAmcor plc
                                                           Construction
March 20, 2019 Page 2
cc:       Jonathan Davis
FirstName LastName